SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

REX American Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761624105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761624105

1.	NAME OF REPORTING PERSON(S) Stuart A. Rose

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,917,758

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 1,917,758

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,758

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%

12.	TYPE OF REPORTING PERSON* IN

Item 1.
	(a)	Name of Issuer: REX American Resources Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 2875 Needmore Road Dayton, Ohio 45414

Item 2.
	(a)	Name of Person Filing: Stuart A. Rose

	(b)	Address of Principal Business Office, or if None, Residence: 2875 Needmore Road Dayton, Ohio 45414

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 761624105

Item 3.	Inapplicable

Item 4.	Ownership.

The following information concerning ownership of Common Stock is given as of December 31, 2011:

	(a)	Amount Beneficially Owned 1,917,758 Shares of Common Stock

	(b)	Percent of Class 23.0%

	(c)	Number of Shares as to which the Person has:

(i) Sole power to vote or direct the vote 1,917,758

(ii) Shared power to vote or direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 1,917,758

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 2012

Signature:	/s/STUART A. ROSE

Name/Title	Stuart A. Rose

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).